Exhibit 99.5
FOR IMMEDIATE RELEASE — November 24, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES FORMALIZATION OF ADDITIONAL HUNTON JOINT VENTURE
By way of follow up to a previous news release dated October 6, 2008, Petroflow is pleased to announce that it has executed its formal Joint Venture Agreement (JVA) with Patron Energy, LLC (Patron) to mutually develop the Hunton Resource Play and other formations in Oklahoma. Petroflow is currently involved in seven Oklahoma counties (the AMI) with Enterra Energy Trust (Enterra). This newest JVA significantly adds to Petroflow’s extension plans in Oklahoma.
This JVA will allow Petroflow to own working interests that vary between 65% and 70% in three new project areas initiated by Patron. Specific advantages to Petroflow include leased mineral rights in approximately 4600 net acres of land in one of the project areas; plus existing evaluations of the geological potential within the other areas. In consideration, Petroflow paid Patron $US 1 million. The purchase price represented reimbursement to Patron for 70% of its costs in the three project areas. The purchase price comprehensively covers prospect fees, leasehold, land and administrative costs.
The Company expects further cost advantages in any capital expenditure program conducted on the JVA lands. While Petroflow will be responsible for its pro rata share of any mineral leases, the Company will not have to bear the promotional cost structure of its present Farmout Arrangement. Assuming on average that the Company enjoys comparable success in the JVA lands, Petroflow estimates that it will save 20% to 25% on its per reserve BOE finding costs as compared to the AMI with Enterra. Petroflow has been 100% successful in development of the Hunton Play in Oklahoma.
This JVA also gives Petroflow an existing ‘right of first refusal’ agreement with a team of experienced geologists in the Oklahoma region. Petroflow, with Patron, now holds ‘right of first refusal’ options on any projects proposed by the geological team; however, Petroflow is not obligated to participate.
“We are all very excited and confident about this joint venture as it adds three more areas to our extension program announced on June 5, 2008. Because the JVA is unburdened by any carried interests, we will further improve our economics on the Hunton Play. With our existing drilling experience of 61 wells, combined with these new opportunities and the additional geologic prospects offered by this venture, we have become a major player in the Hunton Resource Play” quotes John Melton, President and CEO of Petroflow Energy Ltd.
Patron is privately held and Mr. Richard Azar, who is a director of Petroflow, owns 20% of Patron. Mr. Azar intends to participate in the activities to be undertaken pursuant to this JVA with working interests of approximately six percent. Mr. Azar abstained from voting on the approval of this JVA.
This transaction is considered to be a ‘related party transaction’ as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (MI 61-101). This transaction is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 as neither the fair market value of the assets that are the subject of the transaction nor the consideration being paid exceeds twenty five percent of the Company’s market capitalization.

Forward-Looking Statements
This news release contains statements about project areas and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the project areas described can be profitably developed in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
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for the adequacy or accuracy of this news release.